May 13, 2005	J. BRETT PRITCHARD 312.443.1773 Fax: 312.896.6773 bpritchard@lordbissell.com

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn.:	Mr. David S. Lyon
Ms. Paula Smith

Re:	Ottawa Savings Bancorp, Inc.
Form SB-2, Amendment No. 2 filed May 13, 2005
File No. 333-123455

Ladies and Gentlemen:

On behalf of Ottawa Savings Bancorp, Inc. (“Ottawa”), we are writing to respond to the comments set forth in the SEC’s letter dated May 11, 2005 to the registration statement referenced above. This letter should be read in conjunction with Amendment No. 2 to the registration statement (the “Registration Statement”), which was filed today with the SEC via EDGAR.

For your convenience, two copies of the Registration Statement are enclosed, and have been marked to show changes from the Registration Statement previously filed. References to page numbers in this letter are to page numbers in the marked copies.

For your convenience, we have set forth below each of the Staff’s numbered comments, followed by the response of Ottawa.

Capitalization - page 24

1.	Please review for presentational consistency and revise as necessary the number of shares offered for each scenario shown in various tables, including but not limited to: Use of Proceeds - page 21, Regulatory Capital Compliance - page 25, and the Pro Forma Data section - pages 26 to 31.

Response: The share numbers in the Capitalization table on page 31 have been revised for presentational consistency.

Securities and Exchange Commission

May 13, 2005

Regulatory Capital compliance - page 25

2.	Please revise the table to include the data for each of the offering scenarios discussed in the explanatory paragraph preceding the table. As presented, all the scenarios provided have the same results.

Response: The explanatory paragraph preceding the table, and the table, have been revised in accordance with a conversation with the Staff on May 12, 2005.

Management’s Discussion and Analysis of Results of Operations and Financial Condition Rate/Volume Analysis - page 38

3.	Please revise the table to include the 2003 comparison from 2002 or advise why the data has been excluded. Refer to Item 1.C of Industry Guide III.

Response: The requested revision has been made on page 45.

Allowance for Loan Losses - page 51

4.	Please revise the discussion of the increase in the unallocated category of your loan loss allowance to specifically address what effect the changes in asset quality of the loan portfolio have had on the provision and allowance allocation.

Response: After discussion with the Staff and further review and analysis, the Company has determined that the allocation for loan losses previously described in the Registration Statement was incorrect. Accordingly, the Allowances for Loan Losses table for 2004 on page 58 has been revised to reflect the Company’s further review and analysis of this matter. In addition, the paragraph that was added as the second paragraph following the table in the prior amendment has been deleted, and a new paragraph has been added to explain changes to the allocations from 2003 to 2004.

Securities and Exchange Commission

May 13, 2005

Supplementally, the principal basis for revising the allowance for loan losses was to correlate the particular allocations among loan categories to the quality of assets within those categories. Additionally, the revisions to the allocation of allowances for loan losses is also based on providing a presentation that is consistent with the allocations determined for 2003. For example, commercial real estate loans increased from $8.1 million to $8.5 million from 2003 to 2004. However, approximately one-half of the existing commercial real estate loans are loans that were part of the CLC loan portfolio and, while these loans are performing, management believes that they may present a higher risk. Accordingly, the Company has increased the allocation of allowance for loan losses in the commercial real estate category to $116,000 from $81,000. Another change involves the allowance for loan losses for one to four family residences. The total amount of loans in this category was largely unchanged at $66.7 million in 2003 and $66.5 million in 2004. However, the allocation of allowance for loan losses in this category decreased from $103,000 to $86,000 in 2003 and 2004, respectively. The Company believes that a loan allocation consistent with the 2003 allowance is appropriate for this category, and accordingly has adjusted the allocation for one to four family to $103,000. The net effect of the revisions to the allocation of these allowances is that the unallocated category increased from $60,000 in 2003 to $65,000 in 2004, which represents a decrease of approximately 1% in terms of the percent of allowance to total allowance.

5.	Supplementally, please describe any understandings or agreements you may have with your regulators concerning current and future estimate changes in your loan loss provision and allowance.

Response: The Company advises that it has no understandings or agreements with its regulators concerning current and future estimate changes in its loan loss provision and allowance.

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Securities and Exchange Commission

May 13, 2005

If the Staff has any questions or needs any additional information, please call the undersigned at (312) 443-1773 or Tom Failor at (312) 443-0204.

Sincerely yours,

LORD, BISSELL & BROOK LLP

J. Brett Pritchard

JBP/

Enclosure

cc:    Gary Ocepek (w/o enclosures)